June 21, 2005

Mail Stop 6010


Stephen D. Lupton
Senior Vice President of Corporate Development and
General Counsel
AGCO Corporation
4205 Fiver Green Parkway
Duluth, Georgia 30096

      Re:	AGCO Corporation
      Amendment No. 1 to Registration Statement on Form S-4
      Filed June 20, 2005
		File No. 333-125255
		Amendment No. 1 to Schedule TO-I
		Filed June 20, 2005
		File No. 005-43776

Dear Mr. Lupton:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I

Item 6. Purposes of the Transaction and Plans or Proposals
1. We reissue comment 3. The sections of your prospectus incorporated by reference into this Item of the Schedule TO do not appear to be responsive to the requirements of Schedule TO and Item
1006(c) of Regulation M-A. Note that where an answer to an Item on
Schedule TO is negative or the Item is inapplicable, you must so state in your response to Schedule TO. See Instruction E to Schedule
TO.

Form S-4

Fee Table
2. Please refer to prior comment 6. Please revise footnote (2) to the fee table to track the language of Rule 416.
3. Revise the legends on the cover page to eliminate references to the fact that the information is not complete. See Item I.E.2 in the
Third Supplement to the Division of Corporation Finance`s Manual of
Publicly Available Telephone Interpretations (July 2001), which is available on our website at www.sec.gov.
The Exchange Offer, page 2
4. We note your response to comment 9. Please include the disclosure in the summary description of the exchange offer.

United States Tax Consequences, page 51
5. Please refer to prior comment 18. Please discuss the material tax consequences of the exchange to U.S. holders who acquired their Old
Notes subsequent to their original issuance.
6. Please refer to prior comment 19. Please revise to address whether the New Securities should be treated as "contingent payment debt instruments" under the Treasury Regulations and the basis for your determination.
7. Please revise your disclosure, here and in the Summary, to specifically identify Troutman Sanders as tax counsel and state that the tax consequences discussion is based on counsel`s opinion. Also, clearly identify the specific tax consequences upon which Troutman Sanders has opined.
8. Please refer to prior comment 23. Please clarify that you sought an opinion of counsel regarding whether the exchange will constitute a significant modification. If counsel is unable to provide such an opinion, then clearly state that counsel is unable to opine and why it is not able to opine. Also, discuss the possible outcomes and risks to investors of the tax consequence.
9. If doubt exists as to the tax consequences, counsel may clarify, through use of the word "should," for example, that the opinion is subject to a degree of uncertainty. The disclosure should explain the degree of uncertainty in the opinion and provide disclosure setting forth the risks to investors.


Exhibits
10. We note your response to comment 7. Please revise the first page of each of exhibits 99.2, 99.3 and 99.4 to restate the expiration date as Thursday, June 23.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please contact Eduardo Aleman at (202) 551-3646 or me at
(202)
551-3602 with any other questions.

      					Sincerely,



      					Thomas Jones
      Senior Attorney


cc (via facsimile):  W. Brinkley Dickerson, Esq.
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Stephen D. Lupton
AGCO Corporation
June 21, 2005
Page 1